                                 Form U-13-60
                    Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2000 and Ending December 31, 2000



                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                        CONECTIV RESOURCE PARTNERS, INC.

                          A Subsidiary Service Company



                    Date of Incorporation:  January 16, 1998

   State or Sovereign Power under which Incorporated or Organized:  Delaware


         Location of Principal Executive Offices of Reporting Company:

                                800 King Street
                             Wilmington, DE  19899


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                           James P. Lavin, Controller
                             Accounting and Finance
                                800 King Street
                             Wilmington, DE  19899


        Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                                    Conectiv

                     INSTRUCTIONS FOR USE OF FORM U-13-60


1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT

                                                                 Schedule or             Page
Description of Schedules and Accounts                           Account Number          Number
COMPARATIVE BALANCE SHEET                                       Schedule     I           4-5

  Service Company Property                                      Schedule     II          6-7
  Accumulated Provision for Depreciation and
   Amortization of Service Company Property                     Schedule     III         8
  Investments                                                   Schedule     IV          9
  Accounts Receivable from Associate Companies                  Schedule     V           10-10a
  Fuel Stock Expenses Undistributed                             Schedule     VI          11
  Stores Expense Undistributed                                  Schedule     VII         12
  Miscellaneous Current and Accrued Assets                      Schedule     VIII        13
  Miscellaneous Deferred Debits                                 Schedule     IX          14
  Research, Development, or Demonstration
   Expenditures                                                 Schedule     X           15
  Proprietary Capital                                           Schedule     XI          16
  Long-Term Debt                                                Schedule     XII         17
  Current and Accrued Liabilities                               Schedule     XIII        18
  Notes to Financial Statements                                 Schedule     XIV         19-20

COMPARATIVE STATEMENT OF INCOME                                 Schedule     XV          21

  Analysis of Billing - Associate Companies                     Account      457         22
  Analysis of Billing - Non associate Companies                 Account      458         23
  Analysis of Charges for Service - Associate
   and Non associate Companies                                  Schedule     XVI         24
  Schedule of Expense by Department or
   Service Function                                             Schedule     XVII        25-27
  Departmental Analysis of Salaries                             Account      920         28-29
  Outside Services Employed                                     Account      923         30-33
  Employee Pensions and Benefits                                Account      926         34
  General Advertising Expenses                                  Account      930.1       35
  Miscellaneous General Expenses                                Account      930.2       36
  Rents                                                         Account      931         37
  Taxes Other Than Income Taxes                                 Account      408         38
  Donations                                                     Account      426.1       39-40
  Other Deductions                                              Account      426.5       41
  Notes to Statement of Income                                  Schedule     XVIII       42

  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

  Description of Reports or Statements

  ORGANIZATION CHART                                                                     43

  METHODS OF ALLOCATION                                                                  44-50

  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                             51

  SIGNATURE                                                                              52


            ANNUAL REPORT OF:  Conectiv Resource Partners, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

              Give balance sheet of the Company as of December 31
                         of the current and prior year


                                                                            As of
Account            Assets and Other Debits                               December 31
                                                                      Current     Prior
                                                                       2000       1999
                                                                       (In Thousands)
        SERVICE COMPANY PROPERTY
101     Service Company Property (Schedule II)                      $ 82,636    $ 84,119
107     Construction work in progress (Schedule II)                        -           -
                                                                    --------    --------
         Total Property                                             $ 82,636    $ 84,119
                                                                    --------    --------

108     Less accumulated provision for depreciation
        and amortization of service company property
        (Schedule III)                                              $ 16,798    $  6,537
                                                                    --------    --------
         Net Service Company Property                               $ 65,838    $ 77,582
                                                                    --------    --------

        INVESTMENTS
121     Nonutility Property                                         $  7,377    $  8,286
123     Investments in associate companies (Schedule IV)                   -           -
124     Other investments (Schedule IV)                                    -           -
128     Special Funds                                                  4,476           -
                                                                    --------    --------
         Total Investments                                          $ 11,853    $  8,286
                                                                    --------    --------
        CURRENT AND ACCRUED ASSETS
131     Cash                                                        $    356    $      2
134     Special deposits                                                   -           -
135     Working funds                                                     22          46
136     Temporary cash investments (Schedule IV)                      52,578           -
141     Notes receivable                                                   -           -
143     Accounts receivable                                                -          26
144     Accumulated provision for uncollectible accounts                   -           -
146     Accounts receivable from associate companies
        (Schedule V and XIV)                                          62,259      38,851
152     Fuel stock expenses undistributed (Schedule VIII)                  -           -
154     Materials and supplies                                             -           -
163     Stores expense undistributed (Schedule VII)                        -           -
165     Prepayments                                                      789       1,193
171     Interest and Dividends Receivable                                422           -
174     Miscellaneous current and accrued assets
        (Schedule VIII)                                                    -           -
                                                                    --------    --------
         Total Current and Accrued Assets                           $116,426    $ 40,118
                                                                    --------    --------
        DEFERRED DEBITS
181     Unamortized debt expense                                    $      -    $      -
183     Preliminary Survey and Investigation                               -           -
184     Clearing accounts                                                 (1)         50
186     Miscellaneous deferred debits (Schedule IX)                    4,095        (111)
188     Research, development, or demonstration
        expenditures (Schedule X)                                          -           -
190     Accumulated deferred income taxes                              1,036           -
                                                                    --------    --------
         Total Deferred Debits                                      $  5,130    $    (61)
                                                                    --------    --------
         TOTAL ASSETS AND OTHER DEBITS                              $199,247    $125,925
                                                                    --------    --------


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET


                                                                            As of
Account            Assets and Other Debits                               December 31
                                                                      Current     Prior
                                                                       2000       1999
                                                                       (In Thousands)
        PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)                           $      1    $      1
211     Miscellaneous paid-in-capital (Schedule XI)                        -           -
215     Appropriated retained earnings (Schedule XI)                       -           -
216     Unappropriated retained earnings (Schedule XI)                  (229)       (131)
                                                                    --------    --------
         Total Proprietary Capital                                  $   (228)   $   (130)
                                                                    --------    --------
        LONG - TERM DEBT
223     Advances from associate companies (Schedule XII)            $      -    $      -
224     Other long-term debt (Schedule XII)                                -           -
225     Unamortized premium on long-term debt                              -           -
226     Unamortized discount on long-term debt                             -           -
                                                                    --------    --------
         Total Long - Term Debt                                     $      -    $      -
                                                                    --------    --------
        CURRENT AND ACCRUED LIABILITIES
184     Clearing accounts                                           $      1    $     10
231     Notes payable                                                      -           -
232     Accounts payable                                              12,236      15,355
233     Notes payable to associate companies
        (Schedule XIII and XIV)                                      139,758      84,654
234     Accounts payable to associate companies
        (Schedule XIII and XIV)                                            -           -
236     Taxes accrued                                                 (4,845)     (4,667)
237     Interest accrued                                                 926         267
238     Dividends declared                                                 -           -
241     Tax collections payable                                          159        (102)
242     Miscellaneous current and accrued liabilities
        (Schedule XIII)                                               37,640      20,311
                                                                    --------    --------
         Total Current and Accrued Liabilities                      $185,875    $115,828
                                                                    --------    --------
        DEFERRED CREDITS
253     Other deferred credits                                      $      -    $     37
254     Other regulatory liabilities                                   4,932       2,496
255     Accumulated deferred investment tax credits                        -           -
                                                                    --------    --------
         Total Deferred Credits                                     $  4,932    $  2,533
                                                                    --------    --------
        ACCUMULATED DEFERRED INCOME TAXES
282     Accumulated deferred income taxes-Other Property            $  6,808    $  6,137
283     Accumulated deferred income taxes-Other                        1,860       1,557
                                                                    --------    --------
         Total Accumulated Deferred Income Taxes                    $  8,668    $  7,694
                                                                    --------    --------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL                  $199,247    $125,925
                                                                    ========    ========

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                    SCHEDULE II - SERVICE COMPANY PROPERTY

                                          Balance At              Retirements                  Balance At
                                          Beginning                   or           Other         Close
             Description                   of Year    Additions      Sales        Changes (1)   of Year

SERVICE COMPANY
PROPERTY
Account
301      Organization                      $     -     $    -      $     -         $  -        $     -
303      Miscellaneous
         Intangible Plant                   14,658      2,186       (6,798)           -         10,046
304      Land and Land
         Rights                                  -          -            -            -              -
305      Structures and
         Improvements                       14,262        219            -            -         14,481
306      Leasehold
         Improvements                            -          -            -            -              -
307      Equipment(2)                       49,361      2,445         (193)           -         51,613
308      Office Furniture
         and Equipment                       5,838      1,431         (773)           -          6,496
309      Automobiles,
         Other Vehicles
         and Related Garage
         Equipment                               -          -            -            -              -
310      Aircraft and Airport
         Equipment                               -          -            -            -              -
311      Other Service
         Company Property(3)                     -          -            -            -              -
                                           -------     ------      -------         ----        -------
         SUBTOTAL                          $84,119     $6,281      $(7,764)        $  -        $82,636

107      Construction Work in
         Progress (4)                            -          -            -            -              -
                                           -------     ------      -------         ----        -------
         TOTAL                             $84,119     $6,281      $(7,764)        $  -        $82,636
                                           =======     ======      =======         ====        =======

(1) Provide an explanation of those changes considered material:

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                            SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:


                                                                      Balance At
                                                                       Close of
Subaccount Description                                     Additions     Year

     Computer Hardware                                       $2,445     $43,061
     Computer Software                                            -       8,132
     Typewriters, Calculators, Copiers, & Duplicating             -           -
     Office Services Printing and Stationary Equipment            -           -
     Cafeteria & Kitchen Equipment                                -         420
                                                             ------     -------
     TOTAL                                                   $2,445     $51,613
                                                             ======     =======

(3) Describe Other Service Company Property:

     Not Applicable


(4) Describe Construction Work in Progress:

     Asset Under Construction       Capitalized Date    Value    Description
     ------------------------       ----------------    -----    -----------

     Not Applicable

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                                    Balance At   Additions                    Other      Balance At
                                    Beginning   Charged to                 Changes Add     Close
                 Description         of Year    Account 403  Retirements   (Deduct)(1)    of Year
Account
301        Organization             $    -      $     -      $     -       $ -            $     -
303        Miscellaneous
           Intangible Plant          2,102        2,448       (2,256)        -              2,294
304        Land and Land
           Rights                        -            -            -         -                  -
305        Structures and
           Improvements                156          477            -         -                633
306        Leasehold
           Improvements                  -            -            -         -                  -
307        Equipment(2)              4,198        9,300           (5)        -             13,493
308        Office Furniture
           and Equipment                81          297            -         -                378
309        Automobiles,
           Other Vehicles
           and Related Garage
           Equipment                     -            -            -         -                  -
310        Aircraft and Airport
           Equipment                     -            -            -         -                  -
311        Other Service
           Company Property              -            -            -         -                  -
                                    ------      -------      -------       ---            -------
           TOTAL                    $6,537      $12,522      $(2,261)      $ -            $16,798
                                    ======      =======      =======       ===            =======

(1) Provide an explanation of those changes considered material:

     NOT APPLICABLE

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                           SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

     Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

     Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                       Balance At  Balance At
                                                       Beginning     Close
                    Description                         of Year     of Year

     Account 123 - Investment in Associate Companies      $ -       $     -

     Account 124 - Other Investments                        -             -

     Account 136 - Temporary Cash Investments
        Merrill Lynch Premier Institutional Fund            -        52,578
                                                          ---       -------
                   TOTAL                                  $ -       $52,578
                                                          ===       =======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At  Balance At
                                                     Beginning     Close
                 Description                          of Year     of Year

Account 146 - Accounts Receivable from Associate
              Companies
     DCI II, Inc.                                      $    28    $     1
     Conectiv Operating Services Company                 2,427      4,154
     Conectiv Mid Merit, Inc.                                -        185
     DCTC-Burney, Inc.                                      12         49
     Delmarva Power & Light                             18,040     16,842
     Atlantic City Electric                             11,902      9,151
     Delmarva Capital Investments                          378        175
     Conectiv Energy Supply, Inc.                        1,663     21,753
     Delmarva Services Company                               4          -
     Conectiv Delmarva Generation, Inc.                      -      1,369
     Conectiv Atlantic Generation, LLC                       -        505
     Conectiv Solutions LLC                                887      1,223
     Conectiv Communications, Inc.                       2,424      2,554
     Conectiv Services, Inc.                             1,004          -
     Conectiv Services II, Inc.                              -        973
     Conectiv Holding Company                               45      1,760
     ATE Investments, Inc.                                 322        404
     Atlantic Southern Properties                           54        209
     Atlantic Generation, Inc.                              89         67
     Conectiv Energy, Inc.                              (3,754)        97
     Conectiv Thermal Systems                              125        546
     Enerval, LLC                                        2,576          -
     Atlantic Jersey Thermal Systems Inc.                    1          -
     Thermal Energy Limited Partnership                    617        236
     King Street Assurance Ltd.                              7          6
                                                       -------    -------
       TOTAL RECEIVABLES                               $38,851    $62,259
                                                       =======    =======

Analysis of Convenience or Accommodation Payments:
     See Schedule V (a)

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

      SCHEDULE V (a) - Analysis of Convenience or Accommodation Payments

                                                  Total
             Company Name                       Payments
             ------------                       --------
        ATE Investments, Inc.                      6,206
        Atlantic City Electric                    26,990
        Atlantic Generation, Inc.                    225
        Atlantic Southern Properties               1,862
        Conectiv Holding Company                     218
        Conectiv Atlantic Generation, LLC          7,377
        Conectiv Communications, Inc.             22,142
        Conectiv Delmarva Generation, Inc.        12,948
        Conectiv Energy Supply, Inc.             109,730
        Conectiv Energy, Inc.                        382
        Conectiv Mid-Merit, Inc.                     442
        Conectiv Operating Services Company       32,405
        Conectiv Plumbing LLC                          2
        Conectiv Services, Inc.                    7,695
        Conectiv Thermal Systems                   3,843
        Conectiv Solutions, LLC                    5,674
        Conectiv Services II, Inc.                 4,869
        DCI I, Inc.                                   42
        DCI II, Inc.                                 879
        DCTC-Burney, Inc.                             65
        Delmarva Capital Investments               1,490
        Delmarva Power & Light                   104,705
        Delmarva Services Company                  1,662
        Enerval, LLC                                   2
        King Street Assurance Ltd.                    34
        Thermal Energy Limited Partnership         1,639
        Vital Services Home LLC                      181
                                                --------
Total Payments                                  $353,709
                                                ========
        The majority of convenience payments relate to benefits and outside legal, consulting and purchased power expenses paid to vendors who bill more than one system affiliate on one invoice, and expenses incurred by system affiliates who do not have a checking account.

                                     -10a-

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the service company.



              Description                           Labor     Expenses    Total
              -----------                           -----     --------    -----

Account 152 - Fuel Stock Expenses Undistributed     $  -      $  -        $  -

                                                    ----      ----        ----
     TOTAL                                          $  -      $  -        $  -
                                                    ====      ====        ====




Summary:

     Not Applicable

             ANNUAL REPORT OF:   Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



             Description                           Labor     Expenses    Total
             -----------                           -----     --------    -----

Account 163 - Stores Expense Undistributed         $  -        $  -      $  -

                                                   ----        ----      ----
     TOTAL                                         $  -        $  -      $  -
                                                   ====        ====      ====

             ANNUAL REPORT OF:   Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                           Balance At  Balance At
                                           Beginning     Close
Description                                 of Year     of Year
-----------

Account 174 - Miscellaneous Current and      $  -       $  -
              Accrued Assets
                                             ----       ----
            TOTAL                            $  -       $  -
                                             ====       ====

             ANNUAL REPORT OF:   Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.



                                                                   Balance At   Balance At
                                                                   Beginning      Close
                Description                                         of Year      of Year
                -----------
Account 186 - Miscellaneous Deferred Debits

     Suspense-Cash Management                                        $(135)      $  (83)
     Intangible Asset-Supplemental Executive Retirement Plan             -        3,602
     SAP Costs-Deferred                                                  -          849
     Software termination fee accrual                                    -         (325)
     Exp in connection with Mgmt Life Insurance Program                 (2)          41
     Other                                                              26           11
                                                                     -----       ------
     TOTAL                                                           $(111)      $4,095
                                                                     =====       ======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                                  SCHEDULE X
              RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



             Description                                       Amount
             -----------                                       ------

Account 188 - RESEARCH, DEVELOPMENT,
              OR DEMONSTRATION EXPENDITURES                     $  -

                                                                ----
     TOTAL                                                      $  -
                                                                ====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000

                       SCHEDULE XI - PROPRIETARY CAPITAL

                                                                  Outstanding
                                  Number of   Par or Stated      Close of Period
Account                            Shares        Value          No. of        Total
Number         Class of Stock     Authorized    Per Share        Shares       Amount
201          Common Stock Issued    1,000          $1.00          1,000       $1,000

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


       Description                                            Amount

Account 211 - Miscellaneous Paid-In Capital                     $  -

Account 215 - Appropriated Retained Earnings                       -
                                                                ----
       TOTAL                                                    $  -
                                                                ====


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                        Balance At       Net Income                            Balance At
                                        Beginning            or           Dividends              Close
            Description                  of Year           (Loss)            Paid               of Year
Account 216 - Unappropriated
              Retained Earnings          $(131)            $(98)            $   -               $(229)
                                         -----             ----             -----               -----
       TOTAL                             $(131)            $(98)            $   -               $(229)
                                         =====             ====             =====               =====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                         SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.




                                       Terms of Oblig    Date                           Balance At                        Balance At
                                       Class & Series     of      Interest    Amount    Beginning             Deductions     Close
                                        of Obligation   Maturity    Rate     Amortized   of Year   Additions     (1)        of Year
Account 223 - Advances from
              Associate Companies:                                                       $  -                               $  -

Account 224 - Other Long-Term Debt                                                          -                                  -
                                                                                         ----                               ----
   TOTAL                                                                                 $  -                               $  -
                                                                                         ====                               ====


(1) Give an explanation of deductions:
       Not Applicable

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                Balance At  Balance At
                                                                Beginning      Close
Description                                                      of Year      of Year
-----------

Account 233 - Notes Payable to Associate Companies
 Conectiv Money Pool                                              $84,654    $119,640
 King Street Assurance Ltd.                                             -      20,118
                                                                  -------    --------
 TOTAL                                                            $84,654    $139,758
                                                                  =======    ========

Account 234 - Accounts Payable to Associate Companies
                                                                  $     -    $      -
                                                                        -           -
                                                                  -------    --------
 TOTAL                                                            $     -    $      -
                                                                  =======    ========
Account 242 - Miscellaneous Current and Accrued Liabilities

 General Liability Insurance                                      $    55    $   (200)
 Health Claims Reserve                                              1,355       2,075
 Severance                                                          5,129       1,635
 Pension                                                            4,295       7,753
 Deferred Compensation                                              8,479      14,097
 Deferred Savings and Thrift                                          968       8,285
 Supplemental Executive Retirement Plan                                 -       3,935
 Other                                                                 30          60
                                                                  -------    --------
 TOTAL                                                            $20,311    $ 37,640
                                                                  =======    ========

              ANNUAL REPORT OF: CONECTIV RESOURCE PARTNERS, INC.

                     For the Year Ended December 31, 2000

                 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS



INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Service Company Property and Non-Utility Property

        Service Company property and non-utility property are stated at original cost, including property additions. Capitalized interest is included in the original cost and represents the cost of borrowed and equity funds used to finance construction of new facilities. The annual provision for depreciation on service company and non-utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries.

2.   Income Taxes

        CRP, as a subsidiary of Conectiv, is included in the consolidated federal income tax return of Conectiv. Income taxes are allocated to CRP based upon its taxable income or loss, determined on a separate return basis. The financial statements include two categories of income taxes-current and deferred. Current income taxes represent CRP's share of amounts of tax expected to be reported on Conectiv's federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statements and tax bases of existing assets and liabilities are measured using presently enacted tax rates. Deferred income tax expense represents the net change during the reporting period in the net deferred tax liability.

3.   Pension and Other Postretirement Benefits

        CRP employees are covered by the Conectiv pension plan which as of December 31, 2000 had a projected benefit obligation of $694.6 million and trust fund assets with fair value of $948.0 million, resulting in an over-funded status of $253.4 million of which $70.0 million was reflected on Conectiv's Consolidated December 31, 2000 Balance Sheet. During 2000, CRP was billed by associated Conectiv subsidiaries for $3.3 million for pension service and interest costs, net of expected return on assets.

        CRP employees are covered by Conectiv's other postretirement benefit plans which as of December 31, 2000 had a projected benefit obligation of $201.5 million and trust fund assets with a fair value of $119.7 million, resulting in an under-funded status of $81.8 million. Due to an unrecognized actuarial gain, a liability of $90.3 million was reflected on Conectiv's Consolidated December 31, 2000 Balance Sheet. During 2000, CRP was billed by associated Conectiv subsidiaries for $2.4 million for other postretirement service and interest cost, net of expected return on assets.

        Conectiv also maintains 401(k) savings plans for covered employees, including employees of CRP. Conectiv contributes to the plan, in the form of Conectiv stock, at varying levels up to $0.50 for each dollar contributed by employees, for up to 6% of employee base pay. The amount expensed by CRP for Conectiv's matching contributions was $1.8 million in 2000.

4.   Rents

        CRP leases office buildings and business equipment from associate companies. These leases are accounted for as operating leases.

5.   Money Pool

        The Money Pool exists to permit affiliate companies to borrow excess cash from other affiliate companies. Conectiv Resource Partners, Inc. serves as the Administrator for the System Money Pool.

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                For the Years Ended December 31, 2000 and 1999
                                (In Thousands)

                 SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                               Current      Prior
                                                                Year        Year
   Account            Description                               2000        1999

             INCOME
      457    Services rendered to associate companies        $267,932    $253,927
      458    Services rendered to nonassociate companies            -           -
      421    Miscellaneous income or loss                           -           -
                                                             --------    --------
              TOTAL INCOME                                   $267,932    $253,927
                                                             ========    ========
             EXPENSE

   912-13    Marketing & Advertising                         $    101    $    288
      920    Salaries and wages                               104,891      92,785
      921    Office Supplies and expenses                      21,433      18,871
      922    Administrative expenses transferred-credit             -           -
      923    Outside services employed                         59,907      65,985
      924    Property insurance                                 1,496       1,261
      925    Injuries and damages                                 961       1,429
      926    Employee pensions and benefits                    25,371      26,809
      928    Regulatory commission expense                          -           -
      929    Duplicate charges-credit                          (1,528)     (4,153)
      930.1  General advertising expense                          146         145
      930.2  Miscellaneous general expenses                     6,999       9,935
      931    Rents                                             27,806      28,187
      932    Maintenance of structures and equipment              296           -
      403    Depreciation and amortization expense             12,522       7,194
      408    Taxes other than income taxes                        396         202
      409    Income taxes                                         162      (6,245)
      410    Provision for deferred income taxes                  (64)      6,350
      411    Provision for deferred income taxes-credit             -           -
      411.5  Investment tax credit                                  -           -
      426.1  Donations                                          1,066       1,201
      426.5  Other deductions                                       -           -
      427    Interest on long-term debt                             -           -
      430    Interest on debt to associate companies            6,069       3,788
      431    Other interest expense                                 -           -
                                                             --------    --------
             TOTAL EXPENSES                                  $268,030    $254,032
                                                             --------    --------
             NET INCOME OR (LOSS)                            $    (98)   $   (105)
                                                             ========    ========

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                              ANALYSIS OF BILLING

                       ASSOCIATE COMPANIES - ACCOUNT 457




                                         Direct       Indirect   Compensation   Total
                                         Costs         Costs       For Use      Amount
  Name of Associate Company             Charged       Charged     of Capital    Billed
                                         457-1         457-2         457-3
Delmarva Power & Light Company         $ 58,725      $ 72,377      $3,047     $134,149
Atlantic City Electric Company           33,839        42,184       1,755       77,778
Delmarva Capital Investments                 53            48           6          107
Conectiv Operating Services Company         596           129           -          725
Conectiv Energy Supply, Inc.              3,658         4,050          66        7,774
DCTC-Burney, Inc.                            71             4           -           75
Conectiv Delmarva Generation, LLC         1,053         3,257         341        4,651
Conectiv Atlantic Generation, Inc.          220           668          49          937
Conectiv Mid Merit, Inc.                    951             -           -          951
Delmarva Services Company                     1             2           -            3
Conectiv Services, Inc.                     935         1,971          86        2,992
Conectiv Services II, Inc.                  713           559          34        1,306
Conectiv Energy, Inc.                     2,780            11           -        2,791
Conectiv Solutions, LLC                   4,065         6,101         106       10,272
Conectiv Communications, Inc.             7,580         9,079         538       17,197
Atlantic Southern Properties                 14           117          12          143
Atlantic Generation, Inc.                   794           132           -          926
ATE Investments, Inc.                        24           184           -          208
King Street Assurance LTD                    33            13           -           46
Vital Services Home, LLC                     20            60           -           80
Enerval, LLC                                  2             -           -            2
Thermal Energy Limited Partnership          544            70           -          614
Conectiv Thermal Systems                  1,370           853          29        2,252
Conectiv Holding Company                      -         1,953           -        1,953
                                       --------      --------      ------     --------
  TOTAL                                $118,041      $143,822      $6,069     $267,932
                                       ========      ========      ======     ========


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                              ANALYSIS OF BILLING

                     NONASSOCIATE COMPANIES - ACCOUNT 458




                                      Direct      Indirect    Compensation            Excess     Total
                                      Costs        Costs        For Use     Total       or       Amount
    Name of Nonassociate Company      Charged     Charged     of Capital    Cost    Deficiency   Billed
                                       458-1       458-2        458-3                 458-4
TOTAL                                $  -         $  -         $  -         $  -     $  -      $  -
                                      ====         ====         ====         ====     ====      ====





  INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company.

                NOT APPLICABLE

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES

                     ASSOCIATE AND NONASSOCIATE COMPANIES


                                                  Associate                      Nonassociate                   Total Charges
                                               Company Charges                  Company Charges                  for Service
                                      Direct      Indirect               Direct    Indirect             Direct    Indirect
           Description of Items       Costs         Costs       Total    Costs      Costs     Total     Costs      Costs     Total
912-13  Marketing & Advertising      $      -    $    101          101   $  -      $  -       $  -    $      -   $    101  $    101
   920  Salaries and wages             66,103      38,788      104,891      -         -          -      66,103     38,788   104,891
   921  Office Supplies and
        expenses                        5,903      15,530       21,433      -         -          -       5,903     15,530    21,433
   922  Administrative expenses
        transferred-credit                  -           -            -      -         -          -           -          -         -
   923  Outside services employed      15,345      44,562       59,907      -         -          -      15,345     44,562    59,907
   924  Property insurance                  -       1,496        1,496      -         -          -           -      1,496     1,496
   925  Injuries and damages                -         961          961      -         -          -           -        961       961
   926  Employee pensions and
        benefits                       17,706       7,665       25,371      -         -          -      17,706      7,665    25,371
   928  Regulatory commission
        expense                             -           -            -      -         -          -           -          -         -
   929  Duplicate charges-credit            -      (1,528)      (1,528)     -         -          -           -     (1,528)   (1,528)
 930.1  General advertising expense         -         146          146      -         -          -           -        146       146
 930.2  Miscellaneous general
        expenses                        1,180       5,819        6,999      -         -          -       1,180      5,819     6,999
   931  Rents                           7,082      20,724       27,806      -         -          -       7,082     20,724    27,806
   932  Maintenance of structures
        and equipment                       -         296          296      -         -          -           -        296       296
   403  Depreciation and
        amortization expense            4,722       7,800       12,522      -         -          -       4,722      7,800    12,522
   408  Taxes other than income
        taxes                               -         396          396      -         -          -           -        396       396
   409  Income taxes                        -          64           64      -         -          -           -         64        64
   410  Provision for deferred
        income taxes                        -         (64)         (64)     -         -          -           -        (64)      (64)
   411  Provision for deferred
        income taxes-credit                 -           -            -      -         -          -           -          -         -
 411.5  Investment tax credit               -           -            -      -         -          -           -          -         -
 426.1  Donations                           -       1,066        1,066      -         -          -           -      1,066     1,066
 426.5  Other deductions                    -           -            -      -         -          -           -          -         -
   427  Interest on long-term debt          -           -            -      -         -          -           -          -         -
   431  Other interest expense              -           -            -      -         -          -           -          -         -
                                     --------    --------      -------   ----      ----       ----    --------   --------  --------
         TOTAL EXPENSES              $118,041    $143,822      261,863   $  -      $  -       $  -    $118,041   $143,822  $261,863
                                     ========    ========      =======   ====      ====       ====    ========   ========  ========
Compensation for Use of Equity Capital
   430  Interest on debt to
        associate companies                                      6,069      -         -          -           -      6,069     6,069
                                                               -------   ----      ----       ----    --------   --------  --------
         TOTAL COST OF SERVICES                                267,932   $  -      $  -       $  -    $118,041   $149,891  $267,932
                                                               =======   ====      ====       ====    ========   ========  ========

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY

                        DEPARTMENT OR SERVICE FUNCTION


                                                                Environ-  Corporate           Infor-
                                  Total              Executive   mental   Communi-    SAP     mation             Customer Corporate
          Description of Items   Amount   Overhead  Management  & Safety  cations   Services Services  Marketing Service  Secretary
  912-13  Marketing &
          Advertising            $    101 $     -    $    1     $  -      $    1    $   -    $     -   $    17   $     1
     920  Salaries and
          wages                   104,891   3,880     3,740      564         950     1,952     8,014       975    21,920      63
     921  Office Supplies and
          expenses                 21,433      10       438       22       1,015       743     6,774       530     5,719     156
     922  Administrative
          expenses transferred-
          credit                        -
     923  Outside services
          employed                 59,907     277       845      258       2,031     2,075    14,168     2,478    20,566     403
     924  Property insurance        1,496
     925  Injuries and damages        961                                                                              3
     926  Employee pensions and
          benefits                 25,371  28,068                              2                                       0
     928  Regulatory commission
          expense                       -
     929  Duplicate Charges-
          credit                   (1,528)                                            (315)     (959)                (21)
   930.1  General advertising
          expense                     146                                    124                            10         8       0
   930.2  Miscellaneous general
          expenses                  6,999     958        37         43       285        41     1,969       172       706       4
     931  Rents                    27,806                20                  102     4,911     6,869         2     1,536
     932  Maintenance of
          structures and
          equipment                   296
     403  Depreciation and
          amortization expense     12,522                                                      7,671                 901
     408  Taxes other than
          income taxes                396        1
     409  Income taxes                162      162
     410  Provision for deferred
          income taxes                (64)     (64)
     411  Provision for deferred
          income taxes-credit           -
   411.5  Investment tax credit         -
   426.1  Donations                 1,066                  4         10    1,001                   0                  10
   426.5  Other deductions              -
     427  Interest on long-term
          debt                          -
     430  Interest on debt to
          associate companies       6,069    1,486                                             2,033                 395
     431  Other interest expense        -
                                 --------  -------    ------       ----   ------    ------   -------   ------    -------    ----
            TOTAL EXPENSES       $268,030  $34,778    $5,085       $897   $5,511    $9,407   $46,539   $4,184    $51,744    $626
                                 ========  =======    ======       ====   ======    ======   =======   ======    =======    ====


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY

                        DEPARTMENT OR SERVICE FUNCTION


                           Internal              Human                                 Risk &                           Procurement
Description of Items        Audit      Legal   Resources   Controller  Finance   Tax Insurance  Treasury  Regulatory  & Supply Chain
912-13 Marketing &
       Advertising                                                     $    1                    $    1
   920 Salaries and wages    275       1,314     3,911       3,384      1,451    607       744       730      1,610         2,059
   921 Office Supplies
       and expenses           24         111       326         127        116    134        31       144         47           225
   922 Administrative
       expenses
       transferred-credit
   923 Outside services
       employed              116         390     2,110       2,446      1,191    664        33     1,689          4         1,120
   924 Property insurance                                                                1,496
   925 Injuries and damages               13                                               945
   926 Employee pensions and
       benefits                                 (2,703)
   928 Regulatory commission
       expense
   929 Duplicate Charges-
       credit                             (8)     (207)                                                                        (5)
 930.1 General advertising
       expense
 930.2 Miscellaneous
       general expenses        2          31       234          19        134     16         4        12          8         1,032
   931 Rents                   2                    11          10         14     34                              7             4
   932 Maintenance of
       structures and
       equipment
   403 Depreciation and
       amortization expense                      1,170
   408 Taxes other than
       income taxes                                 16
   409 Income taxes
   410 Provision for
       deferred income
       taxes
   411 Provision for
       deferred income
       taxes-credit
 411.5 Investment tax
       credit
 426.1 Donations                                                           16                          5
 426.5 Other deductions
   427 Interest on long-
       term debt
   430 Interest on debt
       to associate
       companies                                   484
   431 Other interest
       expense
                            ----      ------    ------      ------     -----   ------   ------    ------     ------        ------
        TOTAL EXPENSES      $419      $1,851    $5,352      $5,986     $2,923  $1,455   $3,253    $2,581     $1,676        $4,435
                            ====      ======    ======      ======     ======  ======   ======    ======     ======        ======


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY

                        DEPARTMENT OR SERVICE FUNCTION


                                   Facility     Real    Vehicle              Document  Delivery   Supply   Enterprise
Description of Items               Services    Estate  Management  Security  Services  Services  Services   Services
912-13 Marketing &
       Advertising                $    -       $  -      $   -     $   -      $  -      $     -   $    79
   920 Salaries and wages            456        488        318       147       520       15,742    28,370         707
   921 Office Supplies
       and expenses                   69         11          7       13       416          759     3,461           5
   922 Administrative
       expenses
       transferred-credit
   923 Outside services
       employed                      1,055      124         4        32       685        1,385     3,758
   924 Property insurance
   925 Injuries and damages
   926 Employee pensions and
       benefits                                                                              1         3
   928 Regulatory commission
       expense
   929 Duplicate Charges-
       credit                                                                                        (13)
 930.1 General advertising
       expense                                                                                         4
 930.2 Miscellaneous
       general expenses               341        32        30        14         (36)       447       464
   931 Rents                       12,692         1        (5)                  866        308       422
   932 Maintenance of
       structures and
       equipment                      296
   403 Depreciation and
       amortization expense           651                  46                            2,080         3
   408 Taxes other than
       income taxes                   375                                                    4
   409 Income taxes
   410 Provision for
       deferred income
       taxes
   411 Provision for
       deferred income
       taxes-credit
 411.5 Investment tax
       credit
 426.1 Donations                        2                                                    3        15
 426.5 Other deductions
   427 Interest on long-
       term debt
   430 Interest on debt
       to associate
       companies                    1,150                  12                              499        10
   431 Other interest
       expense
                                  -------      ----      ----      ----      ------    -------   -------        ----
        TOTAL EXPENSES            $17,087      $656      $412      $206      $2,451    $21,228   $36,576        $712
                                  =======      ====      ====      ====      ======    =======   =======        ====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                                               Departmental Salary Expense                       Number of
Name of Department                            Included in Amounts Billed to                      Personnel
Indicate each department             Total        Parent          Other              Non           End of
or service function.                 Amount      Company       Associates         Associates        Year

   Executive Management             $ 3,740       $152          $ 3,588             $   -            10

   Environmental & Safety               564          -              564                 -             6

   Corporate Communications             950         95              855                 -            11

   SAP Applications                   1,952          -            1,952                 -            28

   Information Systems                8,014          -            8,014                 -            96

   Marketing                            975         61              914                 -             4

   Customer Services                 21,920          -           21,920                 -           452

   Corporate Secretary                   63          7               56                 -             1

   Internal Audit                       275          -              275                 -             4

   Legal                              1,314        129            1,185                 -            12

   Human Resources                    3,911          -            3,911                 -            53

   Controller                         3,384         79            3,305                 -            44

   Finance                            1,451          -            1,451                 -             8

   Tax                                  607          -              607                 -            10

   Risk & Insurance                     744          -              744                 -            11

   Treasury                             730         73              657                 -            10

   Regulatory                         1,610          -            1,610                 -            20

   Procurement & Supply Chain         2,059          -            2,059                 -            23

   Facility Services                    456          -              456                 -             4


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

          DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920 (continued)


                                                 Departmental Salary Expense                Number of
Name of Department                               Included in Amounts Billed to              Personnel
Indicate each department              Total          Parent          Other         Non        End of
or service function.                 Amount          Company       Associates   Associates     Year

   Real Estate                         $    488     $   -          $    488       $  -          8

   Vehicle Management                       318         -               318          -          5

   Security                                 147         -               147          -          3

   Document Services                        520         -               520          -         13

   Delivery Shared Services              15,742         -            15,742          -        197

   Supply Shared Services                28,370         -            28,370          -        304

   Enterprises Shared Services              707         -               707          -          3

   Corporate                              3,880         -             3,880          -          -
                                       --------      ----          --------       ----      -----
                                       $104,891      $596          $104,295       $  -      1,340
                                       ========      ====          ========       ====      =====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                    OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                                                                          Relationship
                                                                          "A"=Associate
From Whom Purchased                               Description           "NA"=Nonassociate   Amount
Temporary Services:
  INTEGRITY STAFFING SOLUTIONS           Temporary Employment Services          NA          $ 2,035
  RANDSTAD                               Temporary Employment Services          NA            1,854
  AJILON                                 Temporary Employment Services          NA            1,290
  JOULE TEMPORARIES INC.                 Temporary Employment Services          NA              829
  GENESIS MICRO SOLUTIO                  IS Temporary Services                  NA              541
  EDM SOLUTIONS INC                      IS Temporary Services                  NA              392
  THE SIEGFRIED GROUP LLP                Temporary Financial Services           NA              259
  TR SYSTEMS INC                         IS Temporary Services                  NA              238
  MENTOR CONSULTANTS                     IS Temporary Services                  NA              228
  RPM SYSTEMS                            IS Temporary Services                  NA              220
  RHI CONSULTING                         Temporary Employment Services          NA              218
  CAB TECHNOLOGIES INC                   IS Temporary Services                  NA              205
  MANPOWER TEMPORARY SERVICES            Temporary Employment Services          NA              172
  MAXIM GROUP                            Market Research Consultants            NA              167
  ACCOUNTEMPS                            Temporary Financial Services           NA              115
  MISCELLANEOUS                                                                 NA              198
                                                                                            -------
  (12 ITEMS LESS THAN $100,000)
             TOTAL                                                                          $ 8,961
                                                                                            -------
Market Research Services:
  MARKET STRATEGIES INC                  Market Research Consultants            NA          $   274
  MISCELLANEOUS                                                                 NA              215
                                                                                            -------
  (15 ITEMS LESS THAN $100,000)
             TOTAL                                                                          $   489
                                                                                            -------
Maintenance Services:
  IBM CORPORATION                        Computer Consultants/Services          NA          $ 5,368
  VISALIGN LLC                           Computer Consultants/Services          NA            4,335
  LUCENT TECHNOLOGIES INC                Communications Services                NA              884
  SUN MICROSYSTEMS INC                   Computer Consultants/Services          NA              634
  HITACHI DATA SYSTEMS                   Computer Consultants/Services          NA              609
  DORSET PROFESSIONAL SERVICES INC       Computer Consultants/Services          NA              710
  CORPORATE INTERIORS OF DELAWARE INC    Consulting Services                    NA              336
  NETWORK EQUIPMENT TECHNOLOGIES         Communications Services                NA              233
  STORAGE TECHNOLOGY CORP                Computer Consultants/Services          NA              217
  XESYSTEMS INC.                         Copier Services                        NA              215
  NEW ENERGY ASSOCIATES LLC              Consulting Services                    NA              176
  SIEMENS ENTERPRISE NETWORKS LLC        Computer Consultants/Services          NA              168
  INFINITY INFO SYSTEMS                  Computer Consultants/Services          NA              143
  SWISS CLEAN-DIVISION                   Maintenance Services                   NA              139
  DUNN CORPORATE RESOURES                Consulting Services                    NA              136
  MISCELLANEOUS                                                                 NA              459
  (11 ITEMS LESS THAN $100,000)
                                                                                            -------
             TOTAL                                                                          $14,762
                                                                                            -------

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                                          Relationship
                                                                          "A"=Associate
From Whom Purchased                               Description           "NA"=Nonassociate   Amount
Legal Services:
  SHAW PITTMAN POTTS & TROWBRIDG        Professional Legal Services             NA          $  334
  SKADDEN ARPS SLATE MEAGEHER & FLOM    Professional Legal Services             NA             204
  LEBOEUF, LAMB, GREENE & MACRAE        Professional Legal Services             NA             202
  COUNSEL PER DIEM INC                  Contract Legal Counsel                  NA             167
  POTTER ANDERSON & CORROON             Professional Legal Services             NA             139
  ASSIGNED COUNSEL INC                  Contract Legal Counsel                  NA             128
  THELEN REID & PRIEST LLP              Professional Legal Services             NA             112
  PEPPER HAMILTON & SCHEETZ             Professional Legal Services             NA             104
  MISCELLANEOUS                                                                 NA             522
                                                                                            ------
  (27 ITEMS LESS THAN $100,000)
             TOTAL                                                                          $1,912
                                                                                            ------
Audit Services:
  PRICEWATERHOUSECOOPERS LLP            Audit Services                          NA          $  789
                                                                                            ------
             TOTAL                                                                          $  789
                                                                                            ------
Internet Services:
  STANTON COMMUNICATIONS                Communications Services                 NA          $1,053
  CLAYTON QUORUM INC                    Website Services                        NA             254
                                                                                            ------
             TOTAL                                                                          $1,307
                                                                                            ------
Advertising Services:
  GILLESPIE INC                         Advertising Services                    NA          $  879
  THE PHILLIES                          Sporting Event Advertising              NA             288
  MISCELLANEOUS                                                                 NA             143
                                                                                            ------
  (12 ITEMS LESS THAN $100,000)
             TOTAL                                                                          $1,310
                                                                                            ------
Training Services:
  INNOVATIVE THINKING                   Training Services                       NA          $  121
  MISCELLANEOUS                                                                 NA             262
                                                                                            ------
  (14 ITEMS LESS THAN $100,000)
             TOTAL                                                                          $  383
                                                                                            ------
Other Services:
  KEANE INC                             Computer Consulting Services            NA          $2,662
  UTILITY SYSTEMS SOLUTIONS             Operations Consulting Services          NA           2,257
  DELOITTE & TOUCHE LLP                 Operations & Computer Consulting        NA           1,852
  FLK CONSULTING SERVICES               Consulting Services                     NA           1,834
  BAIN & COMPANY INC                    Financial Consulting Services           NA           1,785
  DELOITTE CONSULTING                   Consulting Services                     NA           1,396


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                                          Relationship
                                                                          "A"=Associate
From Whom Purchased                               Description           "NA"=Nonassociate   Amount
  NCO FINANCIAL SYSTEM INC         Collection Services                        NA             817
  DMR CONSULTING                   Consulting Services                        NA             732
  ARTHUR ANDERSON LLP              Financial Consulting Services              NA             589
  THE BANK OF NEW YORK             Treasury Services                          NA             588
  PROJECT SPECIALISTS              Consulting Services                        NA             539
  FUTURTECH CONSULTING INC         Computer Consulting Services               NA             493
  OXFORD GLOBAL RESOURCESINC       Consulting Services                        NA             486
  TRAVELERS EXPRESS CO INC         Collection Services                        NA             454
  BROOKS COURIER SERVICE INC       Courier Services                           NA             426
  E G MAHLER & ASSOCIATES INC      Customer Service IT Outsourcing            NA             386
  PRECISION RESPONSE CORP          Call Center Services                       NA             384
  VERIZON                          Telecommunications Services                NA             383
  PROTECTION TECHNOLOGY            Computer Consulting Services               NA             382
  GARY GASPER                      HR Staffing Services                       NA             358
  SCG Software Consulting Group    Document Imaging Consulting                NA             345
  BELL & HOWELL ACCEPTANCE CORP    Consulting Services                        NA             327
  INFORMATION CONSULTING SERV      Consulting Services                        NA             318
  PBS Consulting, Inc.             Consulting Services                        NA             299
  ISOGENIX                         Customer Service IT Outsourcing            NA             246
  THE ALCAR GROUP INC              Financial Software Consulting Service      NA             240
  LOGICAL BUSINESS SOLUTIONS       Consulting Services                        NA             234
  INFO SYSTEMS INC                 Computer Consulting Services               NA             215
  COMDISCO DISASTER RECOVERY       Disaster Recovery Services                 NA             205
  ERIC LAGINESS                    Consulting Services                        NA             201
  MDSI-MOBILE DATA SOLU            Software Support Services                  NA             200
  META GROUP INC                   Customer Service IT Outsourcing            NA             200
  TERENCE M ENNIS                  Consulting Services                        NA             197
  MISI CO LTD                      Customer Service IT Consulting             NA             196
  AIRBORNE EXPRESS                 Courier Services                           NA             188
  DLL SOLUTIONS INC                Consulting Services                        NA             178
  BRAINCORE INC                    Record Storage Services                    NA             173
  TOWERS PERRIN                    Actuarial Services                         NA             172
  UTILITY COLLECTIONS LTD          Collection Services                        NA             172
  SEIBERLICH TRANE                 HVAC Maintenance Services                  NA             170
  SIEGRIED SCHIEFFER & SEITZ       Financial Consulting Services              NA             160
  MODERN PRESS INC                 Printing Services                          NA             155
  E-NTERDEV INC                    Consulting Services                        NA             151
  JEREMIAH F WRIGHT JR             Consulting Services                        NA             150
  NEW YORK STOCK EXCHAN            Financial Services                         NA             147
  THOMAS KEENAN                    Consulting Services                        NA             146
  CONTRACT ENVIRONMENTS INC        Consulting and Design Services             NA             143
  TWENTY FIRST CENTURY             High Volume Call Answering Services        NA             142
  J.A. TALVACCHIO                  Consulting Services                        NA             139
  RR DONNELLEY RECEIVABLES         Financial Printing Services                NA             137
  WEFA INC                         Consulting Services                        NA             133
  ATLANTIC COAST ALARM INC         Security Access Services                   NA             132


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

              OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)


                                                                          Relationship
                                                                          "A"=Associate
From Whom Purchased                             Description             "NA"=Nonassociate  Amount
  ANDERSEN CONSULTING                 Consulting Services                      NA                    131
  ARTHUR D LITTLE                     Consulting Services                      NA                    127
  DAVIES CONSULTING, INC              Consulting Services                      NA                    123
  OUTSOURCING PARTNERSHIP             Consulting Services                      NA                    123
  ZA BUSINESS SERVICES                Tax consulting services                  NA                    121
  INTEGREYTED CONSULTANTS INC         Consulting Services                      NA                    121
  COMMONWEALTH RELOCATION SERVICES    Relocation Services                      NA                    120
  MBS/MULTIMODE INC                   Collection Services                      NA                    117
  INVESTOR RELATIONS                  Investor Relations meeting fees          NA                    116
  XCALIBER CONSULTING GROUP           Consulting Services                      NA                    113
  TRAMMELL CROW CORPORATE             Consulting Services                      NA                    107
  WATSON WYATT & COMPANY              Human Resources, Comp & Benefits         NA                    107
  GE INFORMATION SERVICES             Consulting Services                      NA                    102
  MARIE OAKBERG                       HR Consulting Services                   NA                    103
  DUN & BRADSTREET                    Financial Data Services                  NA                    102
  MISCELLANEOUS                                                                NA                  3,247
                                                                                                 -------
  (694 ITEMS LESS THAN $100,000)
             TOTAL                                                                               $29,994
                                                                                                 -------

  GRAND TOTAL                                                                                    $59,907
                                                                                                 =======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                 EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



              Description                       Amount

       Pension                                 $ 3,266

       Medical                                   8,818

       OPEB expenses                             2,436

       Life insurance                              548

       Dental                                      815

       Vision                                      197

       Savings & Thrift                          1,753

       Payroll tax expenses                      7,114

       Education Plan                              139

       Long-Term Disability                        210

       Employee Association                         70

       Workman's Compensation Insurance          1,082

       Administration Fees                          75

       Deferred Compensation Gains & Losses        288

       Cobra                                      (108)

       Employee deductions                      (1,037)

       Other                                      (295)
                                               -------

                     TOTAL                     $25,371
                                               =======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                 GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



Description                                Name of Payee            Amount

     Yellow Pages ads             Bell Atlantic-PA                     $33
     Radio, TV & newspaper ads    Aloysius Butler & Clark               28
     Business journal ads         Center for Business Management        10
     Sponsorship                  Delmarva Shorebirds                   10
     Ad design                    McClafferty Printing                   6
     Newspaper ads                Chesapeake Publishing                  6
     Newspaper ads                Morning Star Publications              3
     Directory ads                Delaware Contractors Association       3
     Miscellaneous                                                      47
                                                                      ----

     TOTAL                                                            $146
                                                                      ====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
              "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
              Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
              (2)) shall be separately classified.


Description                                            Amount

     Software expenses                                 $1,664
     Process, Performance and Technology project        1,146
     Material expenses                                    977
     Base and pool vehicle charges                        519
     Sponsorships/Associations                            324
     Computer systems expense                             258
     Carneys Point Building-facilities work               252
     Procurement card interface                           237
     Office moving costs                                  175
     Employee expense reimbursement                       125
     Conectiv Solutions activity                          117
     Stores material overheads                            104
     Relocation costs                                      98
     Customer Service Restoration                          88
     Millenium celebration                                 68
     Customer Call Center expansion                        61
     Utilities expense                                     50
     Customer walk-in office reconfiguration               45
     Contractor Consulting                                 44
     Logo items                                            41
     Procurement overheads                                 40
     Entertainment and meals                               36
     Employee background checks and drug screenings        31
     Conference Center charges                             29
     Computer hardware and fax machine expenses            26
     Cellular phone expenses                               17
     Donations                                             13
     Training expenses                                     10
     Other Miscellaneous expenses                         404
                                                       ------
                                                       $6,999
                                                       ======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                              RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.



                     Type of Property             Amount

                 Office Equipment & Computers     $14,350

                 Office Rents                      13,107

                 Vehicle Leases                       246

                 Miscellaneous Rents                  103
                                                  -------
                 TOTAL                            $27,806
                                                  =======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                  TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



              Kind of Tax                                        Amount
        (1)  Other Than U.S. Government Taxes

             City of Wilmington                                   $ 20

             Property Taxes                                        375

             State of Delaware                                       1
                                                                  ----
                   SUBTOTAL                                       $396

        (2)  U.S. Government Taxes
                                                                  $  -

                   SUBTOTAL                                       $  -


                   TOTAL                                          $396
                                                                  ====

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                           DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



          Name of Recipient                         Purpose of Donation           Amount
     United Way                                   Community Welfare                $268
     Good Neighbor Energy Fund                    Shareholder Fund Distribution      69
     Grand Opera House, Inc.                      Community Welfare                  29
     Delaware Public Policy Institution           Community Welfare                  25
     Leadership for NJ's Future II                Community Welfare                  25
     Philadelphia 2000                            Community Welfare                  25
     The Nature Conservancy                       Land protection efforts            25
     Junior Achievement                           Community Welfare                  22
     Salisbury State University                   Educational Fund                   21
     Community Servic                             Grant                              20
     Business/Public Education Council            Community Welfare                  15
     Community Foundation of E.S.                 Community Welfare                  15
     Delaware Community Foundation                Educational Fund                   13
     The Richard Stockton College of NJ           Educational Fund                   13
     The March of Dimes                           Community Welfare                  11
     Boy Scouts of America                        Community Welfare                  10
     Chesapeake College                           Educational Fund                   10
     Family Services Association                  Community Welfare                  10
     Jewish Community Center of Atlantic City     Community Welfare                  10
     Metropolitan Wilmington Urban League         Community Welfare                  10
     St. Francis Hospital                         Community Welfare                  10
     American Heart Association                   Community Welfare                   8
     Goldey Beacom College                        Educational Fund                    8
     LPGA Urban Youth Golf Program                Community Welfare                   8
     Reading is Fundamental                       Community Welfare                   8
     Sussex Pregnancy Care Center                 Community Welfare                   8
     WOR-WIC Community College                    Endowment Fund                      8
     Bob Baker Memorial Fund                      Memorial Fund                       7
     Delaware State Chamber of Commerce           Community Welfare                   7
     Delaware Foundation for Retarded Children    Community Welfare                   6
     Delaware Science Math & Technology           Educational Fund                    6
     New Jersey Shares                            Community Welfare                   6
     Swingin with a Star                          Charity Golf Tournament             6
     YMCA                                         Building Campaign                   6
     American Red Cross                           Community Welfare                   5
     Claymont Community Coalition                 Community Welfare                   5
     Delaware Center for the Arts                 Community Welfare                   5
     Delaware Volunteer Firemens Association      Community Welfare                   5
     Five Mile Beach Volunteer Firemans Assoc     Community Welfare                   5
     Friends of Woodburn                          Community Welfare                   5
     Maryland Chamber of Commerce                 Community Welfare                   5
     Police Athletic League of DE                 Community Welfare                   5


            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                           DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



Name of Recipient                                Purpose of Donation   Amount

     Slam Dunk to the Beach                     Community Welfare          $5
     The Arc of Delaware                        Grant                       5
     The Committee of 100                       Community Welfare           5
     University of Delaware                     Scholarship Funds           5
     West Jersey Health and Hospital            Community Welfare           5
     Wilmington Trust                           Donation Trust Fund         5
     Children & Families First                  Community Welfare           4
     Conserve Wildlife Foundation               Community Welfare           4
     Delaware State University                  Scholarship                 4
     Delaware Technical & Community College     Educational Fund            4
     FAME Inc.                                  Community Welfare           4
     Public Allies Delaware                     Community Welfare           4
     Rowan College Foundation                   Educational Fund            4
     West End Neighborhood House                Community Welfare           4
     William P Frank Scholarship Fund           Scholarship Funds           4
     Dysart & Associates                        Environmental Welfare       4
     Cohanzick Zoological Society               Community Welfare           3
     Delaware Health & Social Services          Community Welfare           3
     Delaware Nature Society                    Community Welfare           3
     Department of Natural Resources            Community Welfare           3
     New Jersey Shakespeare                     Community Welfare           3
     Southern New Jersey Chamber of Commerce    Community Welfare           3
     The Ministry of Caring Inc.                Community Welfare           3
     Other Miscellaneous Donations                                        187
                                                                       ------

     TOTAL                                                             $1,066
                                                                       ======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                       OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.



         Description            Name of Payee                      Amount

                                                                   $   -




     TOTAL                                                         $   -
                                                                   ======

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

                 SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



         See Notes to Financial Statements, Schedule XIV, pages 19-20

                       CONECTIV RESOURCE PARTNERS, INC.

                              Organization Chart




                              Howard E. Cosgrove
                                Chairman & CEO

                                Thomas S. Shaw
                           Executive Vice President

                            John C. van Roden, Jr.
                          Senior Vice President & CFO

                               Barbara S. Graham
                             Senior Vice President

                                Donald E. Cain
                                Vice President

                                 John W. Land
                                Vice President

                                Lonnie C. Scott
                                Vice President

                               Phillip S. Reese
                          Vice President & Treasurer

                                Peter F. Clark
                                   Secretary

                              Diana C. DeAngelis
                              Assistant Secretary

                               Nina J. Clements
                              Assistant Secretary

                                James P. Lavin
                                  Controller

                        CONECTIV RESOURCE PARTNERS, INC

                         Current Methods of Allocation


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


  Service Department
     or Function                       Basis of Allocation *
     -----------                       ---------------------

  Executive Management                 Blended ratio

  Procurement & Supply Chain           Material stock expense ratio

  Vehicle Resource Management          Vehicle $ ratio

  Facilities Services                  Square footage ratio for office space and
                                       non-office space

  Document Services                    Employee ratio

  Real Estate                          Real estate investment ratio

  Security                             Labor $ ratio

  Insurance Administration             Blended ratio

  Claims Administration                Historical claims ratio

  Regulatory Affairs                   Utility cost ratio

  Shared Services Administration       Blended ratio

  Property insurance and
  miscellaneous insurance coverage     Asset cost ratio

  General liability insurance          Labor $ ratio

  Directors and Officers insurance     Asset cost ratio

  Cost of Benefits                     Employee ratio



  * Definitions of ratios follows Methods of Allocation pages

                        CONECTIV RESOURCE PARTNERS, INC

  Service Department
     or Function                       Basis of Allocation
     -----------                       -------------------

  Compensation and Benefits Services   Employee ratio

  Personnel, Employment and Staffing   Employee ratio

  Employee/Labor Relations             Employee ratio

  Training and Management Development  Employee ratio

  Performance Improvement              Employee ratio

  Organizational Development           Employee ratio

  Legal Services                       Actual legal direct labor charges of
                                       prior year

  Audit Services                       O&M ratio

  Management of Customer Care          Number of customers ratio

  Special Billing                      Number of special bills ratio

  Corporate Marketing                  O&M ratio

  Voice Service                        Telephone ratio

  Data Management                      Storage ratio

  Operations Management                CPU time ratio

  Applications Support                 End user ratio

  Desktop/Network Support              End user ratio

  IS General Management and
   Administration                      Blended ratio

                        CONECTIV RESOURCE PARTNERS, INC

  Service Department
     or Function                            Basis of Allocation
     -----------                            --------------------

  Governmental Affairs                      O&M ratio

  Communications                            Employee ratio

  General Corporate Advertising/Branding    O&M ratio

  Environmental & Safety                    Blended ratio

  Delivery Services                         T&D O&M ratio

  System Operations Services                Kwh Output ratio

  Maintenance Services                      Kwh Output ratio

  Other Delivery Services                   T&D O&M ratio

  Energy Supply Management
  and Administration                        Kwh generated ratio

  Merchant Functions                        Merchant cost ratio

  Supply Engineering and Support            Kwh generated ratio

  Enterprise Business Group Information
  Technology Services                       Actual Direct labor charges of group

  Enterprise Business Group Financial
  Analysis Services                         Number of financial analysts ratio

  Enterprise Business Group Call Center     Number of call center
                                            representatives ratio

  Accounts Payable Accounting Services      Number of checks issued ratio

  Payroll Accounting Services               Number of employees paid ratio

  Asset & Project Accounting Services       Asset system cost ratio

  All Other Financial Services              O&M ratio

           Definition of Service Company Current Allocation Methods


       Ratio Title                 Ratio Description
       -----------                 -----------------


       Employee Ratio              A ratio the numerator of which is the number
                                   of employees of a Client Company, the
                                   denominator of which is the number of
                                   employees in all Client Companies using the service. This ratio will be calculated quarterly.

       Square Footage Ratio

         office space              A ratio the numerator of which is the number
                                   of square feet of office space occupied by a Client Company, the denominator of which is the total number of square feet of office space occupied by all Client Companies using the service.

         non-office space          A ratio the numerator of which is the number
                                   of square feet of non-office space occupied by a Client Company, the denominator of which is the total number of square feet of non-office space occupied by all Client Companies using the service.

       Telephone Ratio             A ratio the numerator of which is the number
                                   of telephones used by a Client Company, the denominator of which is the number of telephones used by all Client Companies using the service.

       CPU Time Ratio              A ratio the numerator of which is the number
                                   of hours of CPU time used for a particular system application, the denominator of which is the total number of CPU hours used by all companies. Costs are allocated to Orders based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

       End User Ratio              A ratio the numerator of which is the number
                                   of users of computer systems within a Client
                                   Company, the denominator of which is the total number of users of computer systems within all Client Companies using the service.

       Labor $ Ratio               A ratio the numerator of which is the amount
                                   of labor $ of a Client Company, the
                                   denominator of which is total labor $ for all Client Companies using the service. This ratio will be calculated monthly.

       Historical Claims Ratio     A ratio the numerator of which is the total
                                   claims expense of a Client Company, the
                                   denominator of which is the total claims expense for all Client Companies using the service.

       Asset Cost Ratio            A ratio the numerator of which is the total
                                   cost of assets in a Client Company, the
                                   denominator of which is the total costs of assets for all Client Companies using the service. Assets are limited to plant, property and investments.

       O&M Ratio                   A ratio the numerator of which is the total
                                   direct (i.e., excludes charges allocated by the Service Company) operations and maintenance expense, excluding depreciation and fuel costs, of a Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Client
                                   Companies using the service .


       Revenue Ratio               A ratio the numerator of which is the total
                                   revenues of a Client Company, the denominator of which is the total number of customers for all the Client Companies using the service.

       Number of Customers Ratio   A ratio the numerator of which is number of
                                   customers served by a Client Company, the denominator of which is the total number of customers for all Client Companies using the service.

       Number of Utility           A ratio the numerator of which is
       Customers Ratio             number of utility customers served by a
                                   Client Company, the denominator of which is the total number of utility customers for all Client Companies using the service.

       Nuclear Installed           A ratio the numerator of which is the
       Capacity Ratio              nuclear facility installed capacity of a
                                   Client Company, the denominator of which is the total nuclear facility installed capacity of all Client Companies using the service.

       Materials Stock             A ratio the numerator of which is the
       Expense Ratio               materials stock expense of a Client Company,
                                   the denominator of which is the total
                                   materials stock expense of all Client
                                   Companies using the service.

       Real Estate Investment      A ratio the numerator of which is the cost of
                                   real estate leases and land and buildings owned by a Client Company, the denominator of which is the total cost of real estate leases and land and buildings for all Client
                                   Companies using the service.

       Number of Special           A ratio the numerator of which is the
       Bills Ratio                 number of special bills issued for a Client
                                   Company, the denominator of which is the total number of special bills issued for all Client Companies.


       Utility Asset Cost Ratio    A ratio the numerator of which is the total
                                   cost of utility assets in a Client Company, the denominator of which is the total costs of utility assets for all Client Companies using the service.

       T&D O&M Ratio               A ratio the numerator of which is the total
                                   direct (i.e., excludes charges allocated by the Service Company), operations and maintenance expense, excluding depreciation and fuel costs, of a Transmission and Distribution Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Transmission and Distribution Client Companies.

       Kwh Generated Ratio         A ratio the numerator of which is the number
                                   of kilowatt hours generated by a Client
                                   Company, the denominator of which is the total number of kilowatt hours generated by all Client Companies using the service.

       Kwh Output Ratio            A ratio the numerator of which is the number
                                   of kilowatt hours purchased and generated by a Client Company, the denominator of which is the total number of kilowatt hours purchased and generated by all Client Companies using the service.

       Merchant Cost Ratio         A ratio the numerator of which is the dollar
                                   amount of direct charges of the merchant function to a specific Client Company, the denominator of which is the total dollar amount of direct charges of the merchant function to all Client Companies using the service.

       Vehicle $ Ratio             A ratio the numerator of which is the dollar
                                   amount of vehicle charges in a specific
                                   Client Company, the denominator of which is the total amount of vehicle charges in all Client Companies using the services.

       Blended Ratio               A composite ratio which is comprised of an
                                   average of the Employee Ratio, the Labor $
                                   Ratio, and the Asset Cost Ratio, for all Client Companies using the service .


       Number of Checks            A ratio the numerator of which is the
       Issued Ratio                number of checks issued for a Client Company,
                                   the denominator of which is the total number of checks issued for all Client Companies using the service.

       Number of Employees         A ratio the numerator of which is the number
       Paid Ratio                  of employees paid for a Client Company, the
                                   denominator of which is the total number of employees paid for all Client Companies using the service.

       Asset System Cost Ratio     A ratio the numerator of which is the total
                                   cost of assets for a Client Company on the asset & project system, the denominator of which is the total cost of assets for all Client Companies using the service on the asset & project system.

       Data Storage Ratio          A ratio the numerator of which is the
                                   gigabytes of data storage space used for a particular system application, the denominator of which is the total gigabytes of data storage space used for all system applications. Costs are allocated to Orders or Cost Centers based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

       Number of Call              A ratio the numerator of which is the number
       Center Representatives      of dedicated call center representatives for
                                   a Client Company, the denominator of which is the total number of dedicated call center representatives for all Client Companies using the service.

       Number of Financial         A ratio the numerator of which is the number
       Analysts Ratio              of dedicated financial analysts for a Client
                                   Company, the denominator of which is the total number of financial analysts for all Client Companies using the service.

            ANNUAL REPORT OF:     Conectiv Resource Partners, Inc.

                     For the Year Ended December 31, 2000
                                (In Thousands)

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


                                                                Allocation        Total
                                                               of Indirect      Allocation
       Company                                     Percent      Interest *     of Interest
       Delmarva Power & Light                        50.1%         $3,047           $3,047
       Atlantic City Electric                        28.9%         $1,755            1,755
       Delmarva Capital Investments                   0.1%         $    6                6
       Conectiv Energy Supply, Inc.                   1.1%             66               66
       DCTC-Burney, Inc.                                -               -                -
       Conectiv Operating Services Company              -               -                -
       Conectiv Delmarva Generation, Inc.             5.6%            341              341
       Conectiv Atlantic Generation, LLC              0.8%             49               49
       Delmarva Services Company                        -               -                -
       Conectiv Services, Inc.                        1.4%             86               86
       Conectiv Services II, Inc.                     0.6%             33               33
       Conectiv Energy, Inc.                            -               -                -
       Conectiv Solutions LLC                         1.8%            106              106
       Conectiv Communications, Inc.                  8.9%            538              538
       Atlantic Southern Properties                   0.2%             12               12
       Atlantic Generation, Inc.                        -               -                -
       ATE Investments, Inc.                            -               -                -
       King Street Assurance LTD                        -               -                -
       Thermal Energy Limited Partnership               -               -                -
       Conectiv Thermal Systems                       0.5%             29               29
       Conectiv Holding Company                         -               -                -
                                               -----------    -----------      -----------
       TOTAL                                        100.0%         $6,069           $6,069
                                               ===========    ===========      ===========

        * Reflects average BLENDED rate for the year.

               ANNUAL REPORT OF: CONECTIV RESOURCE PARTNERS, INC

                               SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                    Conectiv  Resource Partners, Inc.
                                    ---------------------------------
                                       (Name of Reporting Company)


                                    By: /s/ James P. Lavin
                                    ------------------------------
                                    (Signature of Signing Officer)



                                    James P. Lavin, Controller
                                    -------------------------------------------
                                    (Printed Name and Title of Signing Officer)


       Date:  April 30, 2001